Exhibit 99.1

ASX ANNOUNCEMENT

1 August 2017

Genetic Technologies Launches Breast Cancer Awareness Month

Promotion for BREVAGenplus®

Melbourne, Australia, 1 August 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company specialising in cancer genomics, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for non-hereditary breast cancer, announced today that commencing on 1 August, the Company will launch a three month promotional campaign in conjunction with Breast Cancer Awareness Month which takes place throughout October 2017. As part of the initiative, the BREVAGenplus test will be offered at a special reduced price of $199.00 compared to its standard list price of $349.00.

“It is a pleasure for us to participate in Breast Cancer Awareness Month which represents an important U.S. national program focused on raising awareness of the disease along with offering resources and support to help patients while providing the general public with preventative care education. We are passionate about enabling broad access to BREVAGenplus, a valuable risk assessment tool which can serve as a key component to managing personal health, and view this campaign as a great opportunity to showcase our new patient direct-pay program,” commented Eutillio Buccilli, Executive Director and Chief Executive Officer of Genetic Technologies.

In April 2017, Genetic Technologies completed a commercial repositioning and repricing of BREVAGenplus whereby the Company transitioned from a traditional reimbursement system, through insurance providers, to a direct patient self-pay program. The initiative was implemented to better serve healthcare providers and patients by providing a streamlined, easy to use billing and payment system. In honour of Breast Cancer Awareness Month, the standard list price of $349.00 will be reduced to $199.00 through to the end of October 2017.

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit  www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer test. For more information, please visit  www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the  Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Jamien Jones (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+ 1 (415) 375 3340, Ext. 5
+ 61 3 8412 7050